EXHIBIT 99.2
                                                                    ------------


                                [GRAPHIC OMITTED]

                            [LOGO WESTERN OIL SANDS]


--------------------------------------------------------------------------------
              WESTERN OIL SANDS RELEASES THIRD QUARTER 2004 RESULTS
--------------------------------------------------------------------------------

CALGARY OCTOBER 26, 2004 - Western Oil Sands Inc. ("Western") is pleased to present its third quarter 2004 results and to provide an operational update for the Athabasca Oil Sands Project (the "Project" or the "AOSP"). For the third quarter of 2004 Western generated net revenues of $104.1 million, EBITDAX of $47.8 million, net earnings of $42.4 million ($0.80 per share) and cash flow from operations of $32.5 million ($0.62 per share). This represents a significant increase over the second quarter of 2004 when Western generated net revenues of $93.3 million, EBITDAX of $35.5 million, net loss of $9.2 million ($0.17 per share) and cash flow from operations of $19.4 million ($0.36 per share) and is the result of increased production, decreased unit operating costs and increased realized crude sales prices. The net earnings/loss includes the impact of unrealized foreign exchange gains/losses on our US dollar denominated debt. During the third quarter of 2004 a $34.4 million gain ($28.7 million net of tax) was included in net earnings, compared to a loss of $13.5 million ($11.2 million net of tax) for the second quarter. Excluding the impact of Western's risk management activities EBITDAX was $87.5 million and cash flow from operations was $72.2 million ($1.37 per share) in the third quarter of 2004.

    o During the third quarter of 2004, production averaged 154,300 barrels per day (30,860 barrels per day - Western's share), an increase of approximately nine per cent over the 142,000 barrels per day production level in the second quarter of 2004. Stable production during the final two months of the third quarter demonstrates the AOSP's ability to produce at or above the stream day design rate for increasing periods of time and to significantly improve on the availability factor.

    o Unit operating costs were $17.67 per processed barrel in the third quarter of 2004, a decrease of $2.44 per barrel over the $20.11 per barrel reported for the second quarter of 2004. This decrease in unit operating costs was the result of increased production in the third quarter combined with relatively constant gross operating costs.

As announced on October 20, 2004, the AOSP has completed unscheduled maintenance on the remaining two settlers in Train 2 of the froth treatment plant at the Muskeg River Mine (the "Mine"). The AOSP also announced on this date that unscheduled maintenance on one of the two residual hydro-cracker units at the Scotford Upgrader (the "Upgrader") was to take place during the fourth quarter of 2004. This unscheduled maintenance will impact Western's fourth quarter production, unit operating costs and realized crude sales prices. The AOSP will be utilizing this downtime at the Upgrader as an opportunity to accelerate scheduled maintenance on Train 1 froth settlers at the Mine.

HIGHLIGHTS
----------------------------------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED           NINE MONTHS ENDED
                                                               SEPTEMBER 30,                SEPTEMBER 30,
                                                        --------------------------------------------------------
                                                            2004            2003          2004        2003 (9)
----------------------------------------------------------------------------------------------------------------
OPERATING DATA (BBLS/D)
      Bitumen Production                                      30,862        23,265        28,827        21,760
      Synthetic Crude Sales                                   42,546        31,395        38,014        28,250

FINANCIAL DATA ($ THOUSANDS, EXCEPT AS INDICATED)
      Net Revenue                                            104,105        73,016       280,064        89,171
      Realized Crude Oil Sales Price ($/bbl) (1) (2)           38.63         34.14         36.58         34.32
      EBITDAX(1) (3)                                          47,847        27,410       109,047        27,245
      Cash Flow from Operations (4)                           32,528         9,575        60,945         2,359
      Cash Flow per Share - Basic ($/Share) (1) (5)             0.62          0.19          1.17          0.05
      Net Earnings (Loss) Attributable to
      Common Shareholders (6)                                 42,378       (1,515)        27,516       (2,615)
      Net Earnings (Loss) Per Share - Basic ($/Share)           0.80        (0.03)          0.52        (0.05)
      Net Capital Expenditures (7)                            13,456         3,281        26,175       140,770
      Long-term Liabilities (8)                              705,239       913,826       705,239       913,826
      Weighted Average Shares Outstanding - Basic
      (Shares)                                            52,742,201    50,578,895    51,985,136    50,260,719
----------------------------------------------------------------------------------------------------------------

(1) PLEASE REFER TO THE DISCUSSION OF NON-GAAP FINANCIAL MEASURES IMMEDIATELY PRECEDING THE FINANCIAL STATEMENTS.

(2) THE REALIZED CRUDE OIL SALES PRICE IS THE REVENUE DERIVED FROM THE SALE OF WESTERN'S SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL, NET OF THE RISK MANAGEMENT ACTIVITIES, DIVIDED BY THE CORRESPONDING VOLUME. PLEASE REFER TO NET REVENUE TABLE IN THE REVENUE SECTION FOR THE CALCULATION..

(3) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, DEPLETION, AMORTIZATION, STOCK BASED COMPENSATION, ACCRETION ON ASSET RETIREMENT OBLIGATION AND FOREIGN EXCHANGE AS CALCULATED IN THE TABLE IN THE EARNINGS SECTION.

(4) CASH FLOW FROM OPERATIONS IS EXPRESSED BEFORE CHANGES IN NON-CASH WORKING CAPITAL.

(5) CASH FLOW PER SHARE IS CALCULATED AS CASH FLOW FROM OPERATIONS DIVIDED BY WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC.

(6)  WESTERN HAS NOT PAID DIVIDENDS IN ANY OF THE ABOVE REFERENCED PERIODS.

(7) NET CAPITAL EXPENDITURES ARE CAPITAL EXPENDITURES NET OF ANY INSURANCE PROCEEDS RECEIVED DURING THE PERIOD.

(8) SEPTEMBER 30, 2003 LONG-TERM LIABILITIES HAVE BEEN RESTATED TO REFLECT THE ADOPTION OF ASSET RETIREMENT OBLIGATION.

(9) THE NINE MONTHS ENDED SEPTEMBER 30, 2003 PRESENTED ABOVE REPRESENT WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.


OPERATING RESULTS

Effective June 1, 2003, the Company commenced reporting operations on a commercial basis. The nine months ended September 30, 2003 includes only four months of operating information, and as a result comparisons for the nine months ended September 30 are not provided. Where appropriate, management has provided comparisons to the second quarter of 2004.

PRODUCTION

During the third quarter of 2004, production from the Mine averaged 154,300 barrels per day of bitumen. This represents an increase of approximately nine per cent or 12,300 barrels per day over production in the second quarter of 2004. The Mine is designed to produce at an average rate of 155,000 barrels per day. This is derived from a design stream day or daily rate of 182,000 barrels per day with an expected on-stream factor or availability rate of approximately 85 per cent. Production during the final two months of the third quarter was well above the design rate, demonstrating the AOSP's ability to produce at or above the stream day design rate for increasing periods of time and to significantly improve on the availability factor. The high rate of production in these two months offset the lower production in July, when production was impacted by the unscheduled maintenance on one of the settlers in the froth treatment plant.

As previously announced, the AOSP will be completing certain unscheduled maintenance on the remaining two settlers in Train 2 of the froth treatment plant at the Mine and on one of the two residual hydro-cracker units at the Upgrader during the fourth quarter of 2004. This unscheduled maintenance will impact Western's fourth quarter production, unit operating costs and realized crude sales prices. The AOSP will be utilizing this downtime at the Upgrader as an opportunity to accelerate scheduled maintenance on Train 1 froth settlers at the Mine.

REVENUE

--------------------------------------------------------------------------------------------------------------------------
NET REVENUE                                                              THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                            SEPTEMBER 30,             SEPTEMBER 30,
                                                                      ----------------------------------------------------
($ thousands, except as indicated)                                         2004         2003          2004        2003
--------------------------------------------------------------------------------------------------------------------------
REVENUE
             Oil Sands (1)                                                151,193       98,609       380,963     118,297
             Marketing                                                     53,291       23,887        98,045      29,129
             Transportation                                                   452           --         1,266          --
                                                                      ----------------------------------------------------
             Total Revenue                                                204,936      122,496       480,274     147,426
                                                                      ====================================================

PURCHASED FEEDSTOCKS AND TRANSPORTATION
             Oil Sands                                                     47,339       25,212       100,966      28,811
             Marketing                                                     53,032       23,869        97,598      29,045
             Transportation                                                   460          399         1,646         399
                                                                      ----------------------------------------------------
             Total Purchased Feedstocks and Transportation                100,831       49,480       200,210      58,255
                                                                      ====================================================

NET REVENUE
             Oil Sands (1)                                                103,854       73,397       279,997      89,486
             Marketing                                                        259           18           447          84
             Transportation                                                    (8)        (399)         (380)       (399)
                                                                      ----------------------------------------------------
             Total Net Revenue                                            104,105       73,016       280,064      89,171
                                                                      ====================================================

SYNTHETIC CRUDE SALES (BBLS/D)                                             42,546       31,395       38,014       28,250
                                                                      ----------------------------------------------------

REALIZED CRUDE OIL SALES PRICE ($/BBL) (3)                                  38.63        34.14        36.58        34.32
                                                                      ====================================================

(1) OIL SANDS REVENUE AND NET REVENUE ARE PRESENTED NET OF WESTERN'S RISK MANAGEMENT ACTIVITIES.

(2) THE NINE MONTHS ENDED SEPTEMBER 30, 2003 PRESENTED ABOVE REPRESENT WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.

(3) REALIZED CRUDE OIL SALES PRICE ($/BBL) IS CALCULATED AS OIL SANDS REVENUE DIVIDED BY TOTAL SYNTHETIC CRUDE SALES FOR THE PERIOD.

Western recorded $204.9 million in crude oil sales revenue in the third quarter of 2004, which included $151.2 million from proprietary production, compared to $122.5 million in revenues in the third quarter of 2003, $98.6 million of which was from proprietary production. The increase in crude oil sales revenue in the third quarter of 2004 from the third quarter of 2003 is a result of increased sales volume, a higher realized selling price per barrel and increased marketing activities.

Oil Sands sales volumes, which include both bitumen and purchased feedstocks, averaged 42,546 barrels per day in the third quarter of 2004, a 36 per cent increase over the same period in 2003 and a 19 per cent increase over the second quarter of 2004. The increased sales volumes reflect increased production, both at the Mine and Upgrader.

During the third quarter, West Texas Intermediate ("WTI") continued to rise to an average price of US$43.88 per barrel for the quarter; an increase of US$5.56 per barrel from the second quarter of 2004 and an increase of US$13.67 compared to the third quarter of 2003. Correspondingly the posted Edmonton PAR benchmark price averaged $56.63 per barrel during the quarter, an increase of $5.59 per barrel compared to the second quarter of 2004 and an increase of $15.30 per barrel over the third quarter of 2003. During the third quarter the heavy oil differential widened by approximately US$1.00 per barrel compared to the second quarter of 2004 and approximately US$4.00 per barrel compared to the third quarter of 2003.

Based on these overall market movements, Western's price realizations before the consideration of risk management activities during the third quarter of 2004 compared to the same period of 2003 improved by $13.71 per barrel. This was primarily due to the increase in Edmonton PAR offset by a slight increase or widening in our average synthetic crude oil quality differential.
Western's differential for the third quarter of 2004 was $7.86 per barrel, compared to $6.27 per barrel in the third quarter of 2003. This increase was the result of the widening in the market heavy oil differential, partially offset by an increased percentage of Western's sales comprised of light synthetic oil, which commands a higher price, compared to heavy synthetic oil.

Comparing the third quarter of 2004 to the second quarter of 2004, Western's realized price before consideration of risk management activities improved by $4.30 per barrel. This increase was the result of the increase to Edmonton PAR, partially offset by a $1.29 per barrel widening in our differential

Western generated net revenue of $104.1 million in the third quarter of 2004, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton and risk management activities, compared to net revenue of $73.0 million in the third quarter of 2003 and $93.3 million in the second quarter of 2004. Feedstocks are crude products introduced at the Upgrader. Some are introduced into the hydrocracking/hydrotreating process and some are used to create various blends of synthetic crude oil products. The cost of these feedstocks is dependent upon world oil markets and the spread between heavy and light crude oil prices.

During the third quarter of 2004 risk management activities resulted in an overall decrease to net revenues of $39.7 million or $10.14 per barrel, compared to $2.7 million or $0.92 per barrel in the third quarter of 2003 and compared to $27.3 million or $8.40 per barrel in the second quarter of 2004. For the nine months ended September 30, 2004 risk management activities have resulted in an overall decrease in revenues of $84.3 million or $8.09 per barrel. Risk management activities are more fully discussed in the Financial Risks section of this MD&A

Our price realizations continue to reflect a greater discount from Edmonton PAR than our long-term target of $1.75 to $2.75 per barrel due to wider than anticipated heavy oil price differentials and higher than anticipated ratios of heavy synthetic product in the overall sales mix. However, our differentials are expected to improve as our operations stabilize, our products become more established in the marketplace and further Upgrader optimization initiatives are undertaken. Modifications are proposed at the Upgrader to enable the processing of the heaviest product stream into lighter, higher value crude blend components.

OPERATING COSTS

Western's unit cash operating costs were $17.67 per barrel for the third quarter of 2004 compared to $19.95 per barrel for the third quarter of 2003 (restated to conform with the presentation adopted during the second quarter of 2004), a decrease of $2.28 per barrel. This decrease in unit operating costs was mainly the result of increased bitumen production relative to the same period a year ago. Excluding the impact of natural gas these unit cash operating costs were $14.34 per barrel in the third quarter of 2004, a $1.85 per barrel decrease from unit costs of $16.19 per barrel in the third quarter of 2003.

Compared to the second quarter of 2004 unit operating costs decreased $2.44 per barrel in the third quarter of 2004. This decrease was the result of increased bitumen production providing better coverage of fixed operating costs in the quarter. Gross expenditures on one time start up related issues have slowed considerably as we approach design capacity and production rates have stabilized. Natural gas prices in the third quarter of 2004 average $6.53 per MCF as compared to $6.74 per MCF in the second quarter of 2004, which resulted in the decrease in the natural gas costs on a per barrel basis.

The AOSP is dedicated to achieving a continuous improvement in the operational performance of the facilities, which will result in a corresponding decrease in unit operating costs. This will be achieved through a combination of increased reliability and efficiency at the Mine, growth in production through debottlenecking as well as other growth activities and constant cost management.

-------------------------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED              NINE MONTHS ENDED
                                                              SEPTEMBER 30,                  SEPTEMBER 30,
                                                      -------------------------------------------------------------
($ thousands, except as indicated)                         2004              2003        2004           2003 (1)
-------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES FOR BITUMEN SOLD
      Operating Expense - Income Statement                50,766            44,121      155,419         57,002
      Operating Expense - Inventoried                        875               194       (1,758)        (1,080)
                                                      -------------------------------------------------------------
      Total Operating Expenses For Bitumen Sold           51,641            44,315      153,661         55,922
                                                      =============================================================

SALES (BARRELS PER DAY)
      Total Synthetic Crude Sales                         42,546            31,395       38,014         28,250
      Purchased Upgrader Blend Stocks                     10,786             7,251        9,096          6,425
                                                      -------------------------------------------------------------
      Synthetic Crude Sales Excluding Blend Stocks        31,760            24,144       28,918         21,825
                                                      =============================================================

OPERATING EXPENSES PER PROCESSED BARREL ($/BBL) (2)        17.67             19.95        19.39          21.00
                                                      =============================================================

(1) THE NINE MONTHS ENDED SEPTEMBER 30, 2003 PRESENTED ABOVE REPRESENT WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.

(2) OPERATING EXPENSES PER PROCESSED BARREL ($/BBL) IS CALCULATED AS TOTAL OPERATING EXPENSES FOR BITUMEN SOLD DIVIDED BY SYNTHETIC CRUDE SALES EXCLUDING BLEND STOCKS.

The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales excluding purchased blend stocks, for the relevant period. This calculation recognizes that, intrinsic in the Project's operations, bitumen production from the Mine receives an approximate 3 per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

NET EARNINGS

During the third quarter of 2004, Western's net earnings attributable to common shareholders was $42.4 million ($0.80 per share) compared to a net loss attributable to common shareholders of $1.5 million ($0.03 per share) in the third quarter of 2003. Western's net earnings/losses include the impact of unrealized foreign exchange gains or losses on our US dollar denominated debt. In the third quarter of 2004, there was an unrealized foreign exchange gain of $34.4 million compared to an unrealized gain of $2.2 million in the third quarter of 2003.

The following table provides the reconciliation between Net Earnings (Loss) Attributable to Common Shareholders, Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

RECONCILIATION:  NET EARNINGS (LOSS) TO EBITDAX
----------------------------------------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                SEPTEMBER 30,                SEPTEMBER 30,
                                                        --------------------------------------------------------
($ thousands)                                               2004            2003         2004        2003 (1)
----------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO
    COMMON SHAREHOLDERS                                    42,378           (1,515)      27,516         (2,615)
Add (Deduct):
   Depreciation, Depletion and Amortization                13,092           12,367        35,424        15,734
   Accretion on Asset Retirement Obligation                   124              235           374           235
   Stock-based Compensation                                   189               78           733           170
   Unrealized Foreign Exchange Gain                       (34,425)          (2,205)      (12,825)       (9,180)
   Future Income Tax Expense (Recovery)                    11,170              (46)        9,723        (4,115)
   Charge for Convertible Notes                                --              661            --         2,130
----------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATIONS, BEFORE CHANGES
    IN NON-CASH WORKING CAPITAL                            32,528            9,575        60,945         2,359
Add:
   Interest                                                14,908           16,896        46,830        22,429
   Realized Foreign Exchange Loss                             155              164           291           146
   Large Corporations Tax                                     256              775           981         2,311
----------------------------------------------------------------------------------------------------------------
EBITDAX                                                    47,847           27,410       109,047        27,245
----------------------------------------------------------------------------------------------------------------

(1) THE NINE MONTHS ENDED SEPTEMBER 30, 2003 PRESENTED ABOVE REPRESENT WESTERN'S OPERATIONS FROM JUNE 1, 2003, THE DATE COMMERCIAL OPERATIONS COMMENCED.


EBITDAX (Earnings before Interest, Taxes, Depreciation, Depletion, Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation and Foreign Exchange) was $47.8 million for the three-month period ended September 30, 2004 reflecting a 74 per cent increase over the $27.4 million recorded for the third quarter of 2003. Excluding the impact of Western's risk management activities EBITDAX was $87.5 million for the third quarter of 2004, compared to $27.6 million for the third quarter of 2003, an increase of 217 per cent. Third quarter 2004 EBITDAX increased $12.3 million or 35 per cent over second quarter EBITDAX. Excluding the impact of risk management activities, third quarter 2004 EBITDAX improved $24.7 million or 39 per cent compared to second quarter 2004. The improvement in EBITDAX, both from the previous years comparative quarter and the previous quarter, are mainly the result of increases in bitumen production, an increase in the average synthetic crude sales price and a reduction in the unit operating costs of the Project.

Cash flow from operations before changes in non-cash working capital ("cash flow from operations") was $32.5 million for the three-month period ended September 30, 2004 reflecting a 239 per cent increase over the $9.6 million of cash flow from operations recorded in the third quarter of 2003. Third quarter 2004 cash flow from operations increased $13.1 million or 68 per cent over second quarter levels. The improvement in cash flow from operations again reflected the increase in bitumen production, an increase in the average synthetic crude sales price, the reduction in unit operating costs of the Project and a decrease in interest expense.

FINANCIAL POSITION

BANK DEBT

During the third quarter of 2004 excess free cash flow allowed Western to reduce its borrowings on its credit facilities by $42 million leaving a balance of $70 million outstanding on its long term bank credit facility as at September 30, 2004. Western intends to increase its $240 million Revolving Credit Facility by $100 million to refinance the Senior Credit Facility that is scheduled to mature in April 2005, either through the addition of other financial institutions or increasing the commitments of the current syndicate participants. Once completed, the $95.0 million outstanding balance of the Senior Credit Facility will be reclassified to long-term debt.

CAPITAL EXPENDITURES

Western's capital expenditures totaled $32.6 million for the nine-month period ending September 30, 2004. This included $9.7 million for debottlenecking and AOSP project capital, $15.9 million for sustaining capital, $5.4 million for growth and new venture investments and $1.6 million for other corporate purposes.

ANALYSIS OF CASH RESOURCES

Cash balances decreased by $0.5 million over the three-month period ended September 30, 2004 to $2.0 million. Cash inflows included: $32.5 million cash flow from operations, $21.8 million decrease in non-cash working capital, and $1.1 million from the exercise of employee stock options and warrants. Outflows included: $42.0 million repayment of long-term debt, $13.5 million of capital expenditures and $0.3 million in repayment of obligations under capital lease and deferred charges.

The decrease in non-cash working capital during the third quarter was the result of a $29.0 million increase in accounts payable and a $3.2 million decrease in prepaid expenses, offset by a $9.6 million increase in accounts receivable and a $0.8 million increase in inventory. The increase in accounts payable reflects an additional three months of accrued interest on the US denominated debt, increased accruals related to both Oil Sands and Marketing feedstocks costs, and the increased accrual on risk management activities. The increase in accounts receivable is the result of both increased sales volumes and increased commodity prices.

INSURANCE CLAIMS

The Joint Venture achieved a satisfactory final settlement with insurers for recovery of costs resulting from the January 2003 fire and related freezing damage at the Mine site. However, certain insurers also involved in the Cost Overrun and Delay Insurance dispute with Western continue to withhold insurance proceeds payable to Western for these damages. These amounts being withheld are approximately equal to the amounts recovered. During the third quarter we received no insurance proceeds, and the total recovered to date under the insurance coverage provided in our Joint Venture construction policies remained at $16.1 million for our share.

Western and its Joint Venture partners have filed a joint arbitration notice with the insurers in respect of the $500 million delay in start-up claim related to the fire at the Muskeg River Mine on January 6, 2003. This arbitration notice has been filed in an attempt to expedite collection of insurance proceeds on this claim. In addition, arbitration proceedings have commenced for Western's limits claim on its $200 million Cost Overrun and Delay Insurance policy. The arbitration panel has established a schedule for the arbitration hearings to commence in May or June of 2005. Following these arbitration hearings we would expect to receive a binding decision from the panel with respect to our claims.

FINANCIAL RISKS

The objective of Western's hedging program is to mitigate exposure to the volatility of crude oil prices, thereby stabilizing current and future cash flow from the sale of our synthetic crude products, protecting the base capital program and ensuring the funding of debt obligations. To this end, Western has entered into the following contracts, summarized below as at September 30, 2004:

HEDGING SUMMARY

-------------------------------------------------------------------------------------------------------------------
   Instrument        Notional Volume               Hedge Period              Swap Price      Unrealized Decrease
                         (bbls/d)                                            (US$/bbl)        to Future Revenue
                                                                                              (Cdn $ Thousands)
-------------------------------------------------------------------------------------------------------------------
    WTI Swaps             20,000         October 1 to December 31, 2004       US$27.14          $   (50,407)
    WTI Swaps             16,000         January 1, 2005 to March 31, 2005    US$26.17              (37,420)
    WTI Swaps             7,000          April  1,  2005 to  December  31,    US$26.87              (39,460)
                                         2005
-------------------------------------------------------------------------------------------------------------------
                                                                                                $  (127,287)
===================================================================================================================

The strengthening in the price of crude oil since this program was initiated resulted in Western not participating in Edmonton PAR increases to the extent of our hedged volumes. The impact of this program on Western's revenue is described in the following table:

                                                         Three months ended              Nine months ended
                                                            September 30,                  September 30,
-------------------------------------------------------------------------------------------------------------------
(Unaudited)                                            2004              2003           2004             2003
-------------------------------------------------------------------------------------------------------------------
Decrease in Revenue - $ thousands                     39,682             2,657         84,305             2,866
Decrease in Revenue - $/bbl                            10.14              0.92           8.09              0.83
===================================================================================================================


OUTLOOK

OPERATING

As discussed, production in the fourth quarter of 2004 will be affected by unscheduled maintenance to the froth settlers in Train 2 of the froth treatment plant at the Mine as well as unscheduled maintenance on one of the residual hydro-cracker units at the Upgrader. The AOSP will be utilizing this downtime at the Upgrader as an opportunity to accelerate scheduled maintenance on Train 1 froth settlers at the Mine. Western plans to provide more concrete guidance for fiscal 2005 once certain internal procedures and analyses are concluded.

EXPANSIONS

Over the next three years, a number of debottlenecking projects are proposed at the Mine and the Scotford Upgrader (the "Upgrader") to increase the bitumen production rate between 180,000 and 200,000 barrels per day. Modifications are also proposed at the Upgrader to enable the processing of the heaviest product stream into lighter, higher value crude blend components.

Over the 2006 to 2010 period, planned expansions at the Mine and the Upgrader are expected to further increase bitumen throughputs by approximately 90,000 barrels per day, taking total expected AOSP production to between 270,000 and 290,000 barrels per day. Expansion of the Muskeg River Mine would include mining plans and additional mining equipment to recover resources from additional areas located on Lease 13 and from Lease 90, and an additional train for bitumen extraction and froth treatment processing. Expansion of the Upgrader would include the addition of a third hydro-conversion unit and associated utilities. The preliminary capital cost estimate for these expansion projects is in the range of $4.0 billion.

Additional growth projects could follow over the longer term, including the mining of oil sands resources on the eastern part of Lease 13 and Leases 88, 89, 9 and 17 to increase total bitumen production to over 500,000 barrels per day. Planning is currently focused on ways to integrate the development of resources on the east side of Lease 13 (the Jackpine Mine development) with operations at the Mine. Upgrading options to process this additional bitumen production are also currently under review.

Actual timing for these projects will depend on the outcome of the regulatory process, market conditions, final project costs and approvals, and sustainable development considerations.

NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share and earnings before interest, taxes, depreciation, depletion and amortization, stock based compensation, accretion on asset retirement obligation and foreign exchange gains ("EBITDAX") as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings
(Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS
                                                              AS AT SEPTEMBER 30,        As at December 31,
($ thousands)                                                                2004                      2003
------------------------------------------------------------------------------------------------------------
                                                                     (UNAUDITED)
ASSETS
Current Assets
     Cash                                                             $     2,018               $     3,770
     Accounts Receivable                                                   75,445                    57,994
     Inventory                                                             17,582                     9,100
     Prepaid Expense                                                        1,896                     7,033
------------------------------------------------------------------------------------------------------------
                                                                           96,941                    77,897
------------------------------------------------------------------------------------------------------------

Capital Assets (note 2)                                                 1,349,479                 1,353,317
Deferred Charges                                                           19,018                    20,903
Future Income Taxes (note 9)                                                   --                     6,307
------------------------------------------------------------------------------------------------------------
                                                                        1,368,497                 1,380,527
------------------------------------------------------------------------------------------------------------
                                                                      $ 1,465,438               $ 1,458,424
============================================================================================================

LIABILITIES
Current Liabilities
     Accounts Payable and Accrued Liabilities                         $    98,063               $    65,949
     Current Portion Long-term Debt                                        95,000                        --
     Obligations Under Capital Lease                                        1,340                     1,340
------------------------------------------------------------------------------------------------------------
                                                                          194,403                    67,289
Long-term Liabilities
     Long-term Debt (note 3)                                              638,755                   860,580
     Obligations Under Capital Lease                                       50,604                    51,610
     Other (note 4)                                                        13,564                     9,720
     Future Income Taxes (note 9)                                           2,316                        --
------------------------------------------------------------------------------------------------------------
                                                                          705,239                   921,910
------------------------------------------------------------------------------------------------------------
                                                                          899,642                   989,199
------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share Capital (note 5)                                                    544,989                   476,667
Contributed Surplus                                                         1,011                       278
Retained Earnings (Deficit)                                                19,796                    (7,720)
------------------------------------------------------------------------------------------------------------
                                                                          565,796                   469,225
------------------------------------------------------------------------------------------------------------
                                                                      $ 1,465,438               $ 1,458,424
============================================================================================================

Commitments and Contingencies (note 10)


See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                SEPTEMBER 30,                  SEPTEMBER 30,
(Unaudited - $ thousands, except per share amounts)          2004           2003            2004           2003
---------------------------------------------------------------------------------------------------------------------
REVENUES:
     Revenues (note 11)                                  $   204,936     $   122,496    $   480,274     $   147,426
     Purchased Feedstocks and Transportation                 100,831          49,480        200,210          58,255
---------------------------------------------------------------------------------------------------------------------
     Net Revenue                                             104,105          73,016        280,064          89,171
---------------------------------------------------------------------------------------------------------------------

EXPENSES:
     Operating                                                50,766          44,121        155,419          57,002
     Royalties                                                 1,019             513          2,467             651
     General and Administrative                                1,874             959          5,669           4,018
     Insurance                                                 2,599              13          7,462             255
     Interest  (note 7)                                       14,908          16,896         46,830          22,429
     Stock-based Compensation (note 8)                           189              78            733             170
     Accretion on Asset Retirement Obligation                    124             235            374             235
     Depreciation, Depletion and Amortization                 13,092          12,367         35,424          15,734
     Foreign Exchange Gain                                   (34,270)         (2,041)       (12,534)         (9,034)
---------------------------------------------------------------------------------------------------------------------
                                                              50,301          73,141        241,844          91,460
---------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) BEFORE INCOME TAXES                       53,804            (125)        38,220          (2,289)
Income Tax Expense (Recovery) (note 9)                        11,426             729         10,704          (1,804)
---------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                           42,378            (854)        27,516            (485)

Charge for Convertible Notes (net of tax)                         --             661             --           2,130
---------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO
     COMMON SHAREHOLDERS                                      42,378          (1,515)        27,516          (2,615)
Deficit at Beginning of Period                               (22,582)        (23,823)        (7,720)        (22,723)
---------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT END OF PERIOD             $    19,796     $   (25,338)   $    19,796     $   (25,338)
=====================================================================================================================

NET EARNINGS (LOSS) PER SHARE (NOTE 6):
    Basic                                                $      0.80     $    (0.03)    $      0.52     $    (0.05)
    Diluted                                              $      0.79     $    (0.03)    $      0.52     $    (0.05)
=====================================================================================================================

 See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                SEPTEMBER 30,                  SEPTEMBER 30,
(Unaudited - $ thousands)                                   2004           2003           2004            2003
-------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
   Net Earnings (Loss)                                  $     42,378   $      (854)    $    27,516    $      (485)
Non-cash Items:
   Depreciation, Depletion and Amortization                   13,092        12,367          35,424         15,734
   Accretion on Asset Retirement Obligation                      124           235             374            235
   Stock-based Compensation (note 8)                             189            78             733            170
   Unrealized Foreign Exchange
      Gain (note 3)                                          (34,425)       (2,205)        (12,825)        (9,180)
   Future Income Tax Expense
     (Recovery) (note 9)                                      11,170           (46)          9,723         (4,115)
-------------------------------------------------------------------------------------------------------------------
CASH FROM OPERATIONS                                          32,528         9,575          60,945          2,359
Decrease in Non-Cash Working
     Capital (note 12)                                        18,002         7,554          12,052         19,879
-------------------------------------------------------------------------------------------------------------------
                                                              50,530        17,129          72,997         22,238
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Issue of Share Capital (note 5)                             1,052           152          70,156         51,362
   Share Issue Expenses                                          (69)          (18)         (2,934)        (2,209)
   (Repayment) Issue of Long-term Debt                       (42,000)      (14,000)       (114,000)        92,000
   Deferred Charges                                              (30)          (22)            (56)          (375)
   Charge for Convertible Notes                                   --        (1,123)             --         (3,640)
   Repayment of Obligations Under
      Capital Lease                                             (335)          (46)         (1,006)           (73)
-------------------------------------------------------------------------------------------------------------------
CASH GENERATED                                               (41,382)      (15,057)        (47,840)       137,065
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Capital Expenditures                                      (13,456)       (7,241)        (32,606)      (148,690)
   Insurance Proceeds (note 10)                                   --         3,960           6,431          7,920
   Decrease (Increase) in Non-Cash
     Working Capital (note 12)                                 3,801         1,659            (734)       (29,986)
-------------------------------------------------------------------------------------------------------------------
CASH INVESTED                                                 (9,655)       (1,622)        (26,909)      (170,756)
-------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash                                     (507)          450          (1,752)       (11,453)

Cash at Beginning of Period                                    2,525         2,525           3,770         14,428
-------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                   $      2,018   $     2,975     $     2,018    $     2,975
===================================================================================================================


See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts in thousands)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2003.

Effective June 1, 2003 the Corporation commenced commercial operations and accordingly has only recorded revenues and expenses related to the Corporation's share of operations of the Oil Sands Project since that date.


    1.   CHANGE IN ACCOUNTING POLICY

    (a)  ASSET RETIREMENT OBLIGATION

         In the fourth quarter of 2003, the Corporation early-adopted the new Canadian accounting standard for asset retirement obligations effective for January 1, 2003. Under the new accounting policy, the Corporation recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and the asset is depreciated over the estimated useful life, which for the Oil Sands Project is the life of the associated proved and probable reserves. The adoption of this standard required that the comparative three-month period ended September 30, 2003 be restated by $235,000 in respect to the necessary accretion of the liability and by $43,000 (nine-month period ended September 30, 2003 - $53,000) for additional depletion for the asset retirement obligation.

    (b)  STOCK-BASED COMPENSATION

         In the fourth quarter of 2003, the Corporation expensed stock options on a prospective basis effective January 1, 2003. Prospective adoption requires the fair value of compensation cost related to stock options granted in 2003 be expensed in the consolidated statement of operations over the vesting period, with a corresponding amount being recorded as contributed surplus on the consolidated balance sheet. The adoption of this standard required that the comparative three and nine-month periods ending September 30, 2003 be restated by $78,000 and $170,000 respectively for stock-based compensation expense.

         During the first quarter of 2004, the Board of Directors approved a Performance Share Unit Plan, which is described in note 8. The Corporation, under CICA 3870 "Stock-based Compensation and Other Stock-based Payments", is required to recognize compensation expense, and contributed surplus, related to this plan in accordance with the fair value method. During the three and nine-month periods ending September 30, 2004 the Corporation recognized $35,000 and $244,000 respectively in compensation expense related to this plan.

    2.   CAPITAL ASSETS

September 30, 2004                                                 Cost           Accum. DD&A*      Net Book Value
--------------------------------------------------------------------------------------------------------------------
(Unaudited)
Oil Sands Project                                          $      1,327,059     $     (50,917)     $     1,276,142
Oil Sands Project Assets Under Capital Lease                         52,744            (2,100)              50,644
Other Assets                                                         23,685              (992)              22,693
--------------------------------------------------------------------------------------------------------------------
                                                           $      1,403,488     $     (54,009)     $     1,349,479
====================================================================================================================

December 31, 2003
--------------------------------------------------------------------------------------------------------------------
Oil Sands Project                                          $      1,304,460     $     (18,954)     $     1,285,506
Oil Sands Project Assets Under Capital Lease                         52,744              (795)              51,949
Other Assets                                                         16,639              (777)              15,862
--------------------------------------------------------------------------------------------------------------------
                                                           $      1,373,843     $     (20,526)     $     1,353,317
====================================================================================================================
*  Accumulated Depreciation, Depletion and Amortization

    3.   LONG -TERM DEBT

                                                                   September 30, 2004        December 31, 2003
--------------------------------------------------------------------------------------------------------------------
                                                                      (Unaudited)
US$450 million Senior Secured Notes                                  $      568,755             $     581,580
Senior Credit Facility                                                       95,000                    91,000
Revolving Credit Facility                                                    70,000                   188,000
--------------------------------------------------------------------------------------------------------------------
                                                                            733,755                   860,580
Less: Current Portion of Long-term Debt                                     (95,000)                       --
--------------------------------------------------------------------------------------------------------------------
                                                                     $      638,755             $     860,580
=====================================================================================================================

The $100 million Senior Credit Facility, which was used to fund the first year's debt service on the Senior Secured Notes and construction completion costs, matures and is repayable on April 23, 2005. The Corporation, anticipating the requirement to refinance this agreement, included a clause that would enable it to increase the $240 million Revolving Credit Facility by $100 million to complete this refinancing. This $100 million increase would be completed by the addition of other financial institutions or by increasing the commitments of the current syndicate, after receiving their consent. Under Canadian Generally Accepted Accounting Principles the Corporation does not meet all of the required criteria to classify the Senior Credit Facility as long-term. As such the amount has been classified as current.

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") are translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the Notes for the three and nine-month periods ending September 30, 2004 was $34.4 million and $12.8 million respectively. For the three month period ended September 30, 2003 the unrealized foreign exchange gain arising on the Notes was $2.2 million. For the nine month period ended September 30, 2003 the unrealized foreign exchange gain arising on the Notes was $103.2 million, of which $94.0 million was capitalized as part of the costs of the Oil Sands Project, representing the unrealized foreign exchange gain before commercial operations commenced on June 1, 2003.

    4.   OTHER LONG -TERM LIABILITIES

                                                                   September 30, 2004        December 31, 2003
--------------------------------------------------------------------------------------------------------------------
                                                                      (Unaudited)
Operating Lease Guarantee Obligation                                 $        6,052             $       2,583
Asset Retirement Obligation                                                   7,512                     7,137
--------------------------------------------------------------------------------------------------------------------
                                                                     $       13,564             $       9,720
--------------------------------------------------------------------------------------------------------------------

    5.   SHARE CAPITAL

ISSUED AND OUTSTANDING:
(Unaudited) Number of Shares Amount
--------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31, 2003                                                49,956,271          $     464,704
Issued on Exercise of Employee Stock Options                                   145,100                  1,460
Issued on Exercise of Class A Warrants                                         278,224                    696
Issued for Cash                                                              2,000,000                 68,000
Share Issue Costs, Net of Tax                                                       --                 (1,834)
--------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2004                                               52,379,595                533,026
====================================================================================================================

CLASS D PREFERRED SHARES, SERIES A
Balance at December 31, 2003 and September 30, 2004                            666,667                 11,963
--------------------------------------------------------------------------------------------------------------------

TOTAL ISSUED SHARE CAPITAL AT SEPTEMBER 30, 2004                            53,046,262          $     544,989
                                                                                            =========================

OUTSTANDING:
Class A Warrants                                                               216,000
Stock Options                                                                1,242,146
-------------------------------------------------------------------------------------------
DILUTED SHARES AT SEPTEMBER 30, 2004                                        54,504,408
===========================================================================================

On April 8, 2004, the Corporation completed a public offering for the issuance of 2,000,000 Common Shares for total proceeds of $68.0 million, before consideration of the share issue costs of $2.9 million ($1.8 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. Net proceeds from the issue will be used for general corporate purposes and for expansion opportunities. In addition, Western will consider the acquisition of additional oil sands leases in the Athabasca oil sands area. Western applied a portion of the net proceeds to temporarily reduce its indebtedness.

At December 31, 2003, the Corporation had 494,224 Class A Warrants outstanding. Each Class A Warrant entitled the holder to purchase one Common Share at $2.50 per share until five years after start-up of the Oil Sands Project. During the three months ended September 30, 2004, 278,224 Class A Warrants were exercised for total proceeds of $0.7 million. At September 30, 2004, 216,000 Class A Warrants remained outstanding. Subsequently, on October 4, 2004, the remainder of the Class A Warrants were exercised for total proceeds of $0.5 million.

    6.   NET EARNINGS (LOSS) PER SHARE

The basic weighted average number of shares for the three and nine-month periods ended September 30, 2004 are 52,742,201 and 51,985,136 respectively (September 30, 2003 - 50,578,895 and 50,260,719 respectively). The diluted weighted average number of shares for the three and nine month periods ended September 30, 2004 are 53,754,773 and 53,012,609 respectively. Due to a loss for the three and nine month periods ended September 30, 2003, zero incremental shares are included for the diluted earnings per share weighted average number because the effect would be anti-dilutive.

    7.   INTEREST EXPENSE

                                                            Three months ended               Nine months ended
                                                                September 30,                  September 30,
(Unaudited)                                                 2004            2003           2004             2003
------------------------------------------------------------------------------------------------------------------
Interest on Long-term Debt                           $    14,415     $    16,015    $    45,381      $    45,045
Capitalized Interest in Oil Sands Project                     --              --             --          (23,497)
------------------------------------------------------------------------------------------------------------------
Interest Expense, Net                                     14,415          16,015         45,381           21,548
Interest on Obligations Under Capital Lease                  493             881          1,449              881
------------------------------------------------------------------------------------------------------------------
                                                     $    14,908     $    16,896    $    46,830      $    22,429
==================================================================================================================

It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time up until the point in time when the assets are substantially complete and after commercial production has begun. As the Corporation commenced reporting commercial operations on June 1, 2003, interest is no longer being capitalized. At June 1, 2003 a total of $87.1 million of net interest expense had been capitalized as part of the Oil Sands Project.

Cash interest paid for the three and nine-month periods ending September 30, 2004 was $2.6 million and $33.8 million respectively (September 30, 2003 - $2.7 million and $33.5 million respectively). Cash interest received for the three and nine-month periods ending September 30, 2004 was nil and $0.1 million (September 30, 2003 - nil and $0.1 million).


    8.   STOCK-BASED COMPENSATION

In February 2004 the Board of Directors approved a Performance Share Unit Plan ("PSUP"). Awards under PSUP will be in the form of units ("Unit Awards"), with each unit entitling the holder to receive one Common Share of the Corporation for no additional consideration and subject to certain restrictions. Each Unit Award will vest at a rate of one third of the units awarded thereunder annually over a three-year period, conditional on the Corporation achieving an acceptable total shareholder return against a peer group. If total shareholder return at a particular vesting date is in the bottom 25 per cent of the peer group, none of the units otherwise eligible to vest with respect to such Unit Award will vest. If total shareholder return at a particular vesting date is in the top 25 per cent of the peer group, 150 percent of the units eligible to vest on such date will vest. If total shareholder return at a particular vesting date is in the middle 50 per cent of the peer group, all of the units eligible to vest on such date will vest. During the three and nine-month periods ended September 30, 2004 $35,000 and $244,000 respectively has been recognized as compensation expense for the 38,679 Unit Awards granted, based upon the Corporation's middle 50 per cent performance relative to its peer group.

Under the Corporation's stock-based compensation plan 10,000 options were granted during the three-month period ended September 30, 2004 at an average exercise price of $35.20. The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

--------------------------------------------------------------------------------
Three Months Ended September 30,                                       2004
--------------------------------------------------------------------------------
(Unaudited)
Weighted-average Fair Value                                        $   13.61
Risk Free Interest Rate                                                 4.48%
Expected Life (in years)                                                6.00
Expected Volatility                                                     0.30
Dividend Per Share                                                 $      --
================================================================================

During 2003, the Corporation adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments" which results in the recognition of compensation expense for any options granted on or after January 1, 2003 under the fair value method. Accordingly, for the three and nine-month periods ended September 30, 2004, $154,000 and $489,000 respectively have been recognized (September 30, 2003 - $78,000 and $170,000 respectively) in compensation expense by the Corporation in accordance with the options granted since that date. Under CICA 3870 no compensation expense is required to be recognized for stock options granted before January 1, 2003. Had compensation expense been determined based on the fair value method for awards made on or after January 1, 2002 but before January 1, 2003, the Corporation's net earnings (loss) and net earnings (loss) per share would have been adjusted to the proforma amounts indicated below:

                                                           Three months ended                Nine months ended
                                                              September 30,                    September 30,
--------------------------------------------------------------------------------------------------------------------
(Unaudited)                                               2004          2003               2004              2003
--------------------------------------------------------------------------------------------------------------------
Compensation Expense                                  $       220   $       223        $       669      $       672
Net Earnings (Loss) Attributable to
   Common Shareholders - as Reported                       42,378        (1,515)            27,516           (2,615)
--------------------------------------------------------------------------------------------------------------------
Net Earnings (Loss) Attributable to
   Common Shareholders - Proforma                     $    42,158   $    (1,738)       $    26,847      $    (3,287)
====================================================================================================================
Basic Net Earnings (Loss) per share:
     - as Reported                                    $      0.80   $    (0.03)        $      0.52      $    (0.05)
====================================================================================================================
     - Proforma                                       $      0.80   $    (0.03)        $      0.52      $    (0.07)
====================================================================================================================
Diluted Net Earnings (Loss) per share:
     - as Reported                                    $      0.79   $    (0.03)        $      0.52      $    (0.05)
====================================================================================================================
     - Proforma                                       $      0.79   $    (0.03)        $      0.51      $    (0.07)
====================================================================================================================

    9.   INCOME TAX

                                                           Three months ended                Nine months ended
                                                              September 30,                    September 30,
(Unaudited)                                               2004             2003           2004              2003
--------------------------------------------------------------------------------------------------------------------
Large Corporations Tax                                $       256      $    775         $    981         $   2,311
Future Income Tax                                          11,170           (46)           9,723            (4,115)
--------------------------------------------------------------------------------------------------------------------
Income Tax (Recovery) Expense                         $    11,426      $    729         $ 10,704         $  (1,804)
--------------------------------------------------------------------------------------------------------------------

The future income tax asset (liability) consists of:

                                                                      September 30, 2004        December 31, 2003
--------------------------------------------------------------------------------------------------------------------
                                                                          (Unaudited)
Future Income Tax Assets:
   Net Losses Carried Forward                                          $        47,829            $        49,682
   Share Issue Costs                                                             1,823                      1,723
Future Income Tax Liabilities:
   Capital Assets in Excess of Tax Values                                      (42,090)                   (38,860)
   Unrealized Foreign Exchange Gain                                             (8,038)                    (6,209)
   Debt Issue Costs                                                             (1,840)                       (29)
--------------------------------------------------------------------------------------------------------------------
NET FUTURE INCOME TAX (LIABILITY) ASSET                                $        (2,316)           $         6,307
====================================================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 38.87% (2003 - 41.12%) with actual income taxes:

                                                         Three months ended                  Nine months ended
                                                            September 30,                      September 30,
--------------------------------------------------------------------------------------------------------------------
(Unaudited)                                             2004              2003             2004              2003
--------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Before Income Taxes                 $    53,804      $      (125)      $    38,220      $    (2,289)
--------------------------------------------------------------------------------------------------------------------

Income Tax Expense (Recovery) at
  Statutory Rate                                         20,914              (51)           14,856             (941)
Effect of Tax Rate Changes                                1,016              692               323              137
Non-taxable Portion of
  Foreign Exchange Loss (Gain)                           (7,530)            (486)           (2,765)          (2,128)
Impact of Resource Allowance                             (3,230)            (347)           (7,234)          (1,371)
Provision to Actual                                          --               --             4,764               --
Other                                                        --              146              (221)             188
Large Corporations Tax                                      256              775               981            2,311
--------------------------------------------------------------------------------------------------------------------
INCOME TAX EXPENSE (RECOVERY)                       $    11,426      $       729       $    10,704      $    (1,804)
====================================================================================================================

    10.  COMMITMENTS AND CONTINGENCIES

During the nine months ended September 30, 2004 the Corporation received $6.4 million in respect of the insurance coverage provided in our Joint Venture construction policies for the fire that occurred in January 2003 at the Muskeg River Mine Extraction Plant. The Corporation has received a total of $16.1 million for these property damages as of September 30, 2004. No further amounts, other than those collected at September 30, 2004, have been recognized in these statements relating to this insurance policy or the Corporation's other insurance policies, nor will an amount be recognized until the proceeds are received.


    11.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars. The agreements are summarized as follows at September 30, 2004:

--------------------------------------------------------------------------------------------------------------------
   Instrument        Notional Volume               Hedge Period              Swap Price      Unrealized Decrease
                         (bbls/d)                                            (US$/bbl)        to Future Revenue
                                                                                                  (Cdn $'s)
--------------------------------------------------------------------------------------------------------------------
    WTI Swaps             20,000      October 1 to December 31, 2004          US$27.14          $   (50,407)
    WTI Swaps             16,000      January 1, 2005 to March 31, 2005       US$26.17              (37,420)
    WTI Swaps             7,000       April  1,  2005 to  December  31, 2005  US$26.87              (39,460)
--------------------------------------------------------------------------------------------------------------------
                                                                                                $  (127,287)
====================================================================================================================

The Corporation, in accordance with its accounting policy for derivative financial instruments, includes any settlement of these risk management activities in revenue. The following summarizes the impact of these risk management activities:

                                                        Three months ended                 Nine months ended
                                                           September 30,                     September 30,
------------------------------------------------------------------------------------------------------------------
(Unaudited)                                            2004            2003             2004            2003
------------------------------------------------------------------------------------------------------------------
Decrease to Revenue                                $       39,682    $     2,657      $    84,305     $     2,866
------------------------------------------------------------------------------------------------------------------

    12.  CHANGES IN NON-CASH WORKING CAPITAL

                                                        Three months ended                 Nine months ended
                                                           September 30,                     September 30,
------------------------------------------------------------------------------------------------------------------
(Unaudited)                                              2004            2003             2004            2003
------------------------------------------------------------------------------------------------------------------
Source (Use):
Operating Activities
     Accounts Receivable                             $     (9,624)  $     (7,443)     $   (18,065)    $   (37,613)
     Inventory                                               (770)           501           (8,482)         (7,906)
     Prepaid Expense                                        3,212             --            5,137              --
     Accounts Payable and Accrued Liabilities
                                                           25,184         14,496           33,462          65,398
------------------------------------------------------------------------------------------------------------------
                                                     $     18,002   $      7,554      $    12,052     $    19,879
------------------------------------------------------------------------------------------------------------------

Investing Activities
     Accounts Receivable                             $         --   $      1,240      $       614     $     2,553
     Accounts Payable and Accrued Liabilities
                                                            3,801            419           (1,348)        (32,539)
------------------------------------------------------------------------------------------------------------------
                                                     $      3,801   $      1,659      $      (734)    $   (29,986)
==================================================================================================================


The Common Shares of Western are listed on the Toronto Stock Exchange under the symbol "WTO".

FOR FURTHER INFORMATION PLEASE CONTACT:

Guy J. Turcotte                                     David A. Dyck
President                                           Vice-President, Finance
and Chief Executive Officer                         and Chief Financial Officer
(403) 233-1700                                      (403) 233-1700

THIS INFORMATION INCLUDES "FORWARD LOOKING STATEMENTS" BASED UPON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, PROJECT START-UPS AND FUTURE CAPITAL SPENDING, THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE CORPORATION. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN; MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.


                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                      OR DISSEMINATION IN THE UNITED STATE




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